Exhibit 12

	For the Year Ended
	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002	December 20, 2001
Fixed charges
Interest expense	3,098	2,199	1,350	2,130	2,128
Interest capitalized	106	326	83	—	5,202
Capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of interest within rental expense	183	156	149	218	422
Preference security dividend	—	—	—	—	—

Total fixed charges	3,387	2,681	1,582	2,348	7,752

Earnings
Pretax income from continuing operations	(129,872)	(39,992)	(12,215)	1,738	115,769
Fixed charges	3,387	2,681	1,582	2,348	7,752
Amortization of capitalized interest	1,277	1,266	1,273	1,274	148
Interest capitalized	(106)	(326)	(83)	—	(5,202)

Total earnings	(125,314)	(36,371)	(9,443)	5,360	118,467

Ratio
Adjusted Earnings	(125,314)	(36,371)	(9,443)	5,360	118,467
Total Fixed charges	3,387	2,681	1,582	2,348	7,752

Ratio of Earnings to fixed charges	N/A	N/A	N/A	2.3	15.3

For the years ended December 27, 2003, December 25, 2004 and December 31, 2005, Nabi Biopharmaceuticals did not generate sufficient earnings to cover its fixed charges by the following amounts:

	For the Year Ended
Dollar amounts in thousands	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
Coverage deficiency	$128,701	$39,052	$11,025	N/A	N/A